Exhibit 99.2

APPENDIX D: PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1          Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Arrangement” means the arrangement of the Company with the Non-Voting Shareholders under the provisions of Division 5 of Part 9 of the BCBCA, on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Plan of Arrangement or made at the direction of the Court in the Final Order.

“Arrangement Resolution” means the resolution of the Company Shareholders approving the Arrangement to be considered, and acted upon, at the Company Meetings.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder.

“Business Day” means any day on which commercial banks are generally open for business in Vancouver, British Columbia, other than a Saturday, a Sunday or a day observed as a statutory holiday in Vancouver, British Columbia.

“Common Shareholder” means a holder of one or more Common Shares.

“Common Shares” means the Common Shares, without par value, in the capital of the Company.

“Company” means TELUS Corporation, a corporation existing under the laws of British Columbia.

“Company DRISP” means the Amended and Restated Dividend Reinvestment and Share Purchase Plan of the Company effective as of October 29, 2004.

“Company Meetings” means the General Meeting and the Non-Voting Share Meeting.

“Company Options” means the outstanding options to purchase Non-Voting Shares issued pursuant to the Company Stock Option Plans.

“Company Securityholders” means, collectively, the Company Shareholders and the holders of Company Options.

“Company Shareholders” means, collectively, the Common Shareholders and the Non-Voting Shareholders.

“Company Stock Option Plans” means, collectively:

(a)            the TELUS Corporation Management Share Option Plan as amended and restated effective November 3, 2010; and

(b)            the TELUS Corporation Employee Stock Option Plan as amended and restated effective May 8, 2008.

“Computershare” means Computershare Trust Company of Canada.

“Court” means the Supreme Court of British Columbia.

“Dissent Rights” has the meaning ascribed thereto in Section 3.1.

“Dissenting Shareholder” means a Non-Voting Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the procedure for exercising Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights prior to the Effective Time.

“Dissenting Shares” means the Non-Voting Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent and have not effectively withdrawn or lost their Dissent Rights.

“DRS Advice” means a Direct Registration System Advice form that will allow Non-Voting Shareholders to hold newly-exchanged Common Shares in a “book-entry” form without having a physical share certificate issued as evidence of ownership.

“DRS Record Date” means a date to be determined by the Company, which is anticipated to be shortly after the Effective Time.

“Effective Date” means October 19, 2012, or such other date as the Company shall fix and specify as the date on which the Arrangement is to be effective after all of the conditions to the effectiveness of the Arrangement have been satisfied or waived.

“Effective Time” means 12:01 a.m. (PDT) on the Effective Date or such other time on the Effective Date as the Company shall fix and specify, which time, in either case, shall not be earlier than the time on which all documents, records and information required, if any, to be provided to the Registrar of Companies under the BCBCA shall have been provided by the Company.

“Final Order” means the order of the Court approving the Arrangement, in a form acceptable to the Company, granted pursuant to Section 291 of the BCBCA, as such order may be affirmed, amended, modified, supplemented or varied by the Court at any time prior to the Effective Date or, if appealed, as affirmed or amended on appeal unless such appeal is withdrawn, abandoned or denied.

“holder”, when used with reference to any securities of the Company, means the registered holder of such securities entered therein from time to time in the central securities register maintained by or on behalf of the Company in respect of such securities.

“Interim Order” means the interim order of the Court issued on August 21, 2012 following the application therefor by the Company providing for, among other things, the calling and holding of the Company Meetings, as such order may be amended, modified, supplemented or varied by the Court.

“Liens” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, option, right of first offer or first refusal or other charge or encumbrance of any kind and adverse claim.

“Non-Voting Shareholder” means a holder of one or more Non-Voting Shares.

“Non-Voting Shares” means the Non-Voting Shares, without par value, in the capital of the Company.

“Notice of Dissent” means a notice of dissent duly and validly given by a Non-Voting Shareholder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 3.

“Plan of Arrangement”, “hereof”, “hereunder” and similar expressions means this Plan of Arrangement, including the appendices hereto, and any amendments, modifications or supplements hereto made from time to time in accordance with the terms hereof or made at the direction of the Court in the Final Order.

“Replacement Option” has the meaning ascribed thereto in Section 2.2(c).

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2          Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to a “Schedule”, an “Article”, a “Section” or a “paragraph” followed by a number and/or a letter refer to the specified Schedule, Article, Section or paragraph of this Plan of Arrangement.

1.3          Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

1.4          Date for Any Action

If the date on which any action is required or permitted to be taken hereunder by a person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5          References to Dates, Statutes, etc.

In this Plan of Arrangement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Plan of Arrangement to a person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that person. References to any agreement, contract or constating document are to that agreement, contract or constating document, as altered, amended, modified, restated or supplemented from time to time in accordance with its terms or applicable law.

1.6          Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local times (PDT) unless otherwise stipulated herein.

1.7          Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

1.8          Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE 2
ARRANGEMENT

2.1          Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) the Company, (ii) all Non-Voting Shareholders (including participants in the Company DRISP and Dissenting Shareholders), (iii) all holders of Company Options, (iv) Computershare and (v) Computershare Investor Services Inc., in each case, without any further authorization, act or formality on the part of any person, except as expressly provided herein.

2.2          Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order:

(a)           each Dissenting Share held by a Dissenting Shareholder in respect of which such Dissenting Shareholder has duly and validly exercised Dissent Rights (and whose Dissent Right has not terminated or ceased to apply with respect to such Dissenting Share) shall, as of the Effective Time, be and be deemed to be transferred by the holder thereof to the Company (free and clear of any Liens) in consideration for the right to be paid by the Company the fair value of such Dissenting Share determined and payable in accordance with Article 3 and, as of the Effective Time, such Dissenting Shareholder will cease to be the holder thereof or have any rights as a holder in respect of such Dissenting Share other than the right to be paid by the Company the fair value of such Dissenting Share determined and payable in accordance with Article 3 and such Dissenting Shares shall be cancelled, shall not be retained by the Company and shall not be reissued by the Company;

(b)           each Non-Voting Share outstanding immediately prior to the Effective Time (other than Dissenting Shares transferred to the Company pursuant to Section 2.2(a)), shall be and be deemed to have been exchanged for one Common Share, the rights of the holders of such exchanged Non-Voting Shares as the holder thereof shall cease, the holders of such exchanged Non-Voting Shares shall be treated for all purposes as having become the holder of record of Common Shares, and the amount added to the capital of the Company’s Common Shares on the aforesaid exchange shall be an amount equal to the paid-up capital (for purposes of the Income Tax Act (Canada)) of the Non-Voting Shares so exchanged;

(c)           each outstanding Company Option that has not been duly exercised prior to the Effective Time shall be and shall be deemed to be exchanged for an option (a “Replacement Option”) to purchase from the Company one Common Share. Such Replacement Option shall provide for an exercise price per Common Share equal to the exercise price per Non-Voting Share of such Company Option immediately prior to the Effective Time. Except as otherwise provided in this Section 2.2(c), the term to expiry, vesting schedule, conditions to and manner of exercising, and all other terms and conditions of a Replacement Option will be the same as the Company Option for which it is exchanged, and any document or agreement previously evidencing a Company Option shall thereafter evidence and be deemed to evidence such Replacement Option;

(d)           the Company Stock Option Plans shall be amended and restated and shall be deemed to have been amended and restated to (i) reflect the exchange of Non-Voting Shares for Common Shares (ii) remove any and all restrictions to the granting of options to purchase Common Shares (other than the reserves of Non-Voting Shares and Common Shares existing immediately prior to the Effective Time) and (iii) effect such consequential amendments as are necessary or desirable to properly reflect such changes by amending and restating each Company Stock Option Plan and each such amended and restated Company

Stock Option Plan shall continue to be and be deemed to be, in all respects, the Company Stock Option Plans;

(e)           the Company DRISP shall be amended and restated and shall be deemed to have been amended and restated to (i) provide that dividends paid in cash after the Effective Time will be reinvested into Common Shares in lieu of Non-Voting Shares, (ii) provide that optional cash payments made by participants after the Effective Time will be applied to the purchase of Common Shares in accordance with the Company DRISP, (iii) provide that the purchase price for Common Shares issued from treasury for the DRISP will be based on a five-day weighted average trading price and (iv) effect such consequential amendments as are necessary or desirable to properly reflect such changes by amending and restating the Company DRISP and such amended and restated Company DRISP shall continue to be and be deemed to be, in all respects, the Company DRISP;

(f)            all existing participants enrolled in the Company DRISP who have exchanged Non-Voting Shares for Common Shares pursuant to this Plan of Arrangement shall, in respect of the Common Shares received, be deemed to be enrolled in, and participants under, the Company DRISP without any further act or formality on the part of such participants; and

(g)           all of the Non-Voting Shares exchanged for Common Shares and all of the Company Options exchanged for Replacement Options shall thereafter be immediately cancelled.

Each holder of a Non-Voting Share and a Company Option with respect to each step set out above applicable to such holder, shall be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments, instruments, certificates, powers of attorney and waivers, statutory, contractual or otherwise, required to exchange, transfer or otherwise deal with such Non-Voting Share and Company Option, as the case may be, in accordance with such step.

ARTICLE 3
DISSENT RIGHTS

3.1          Rights of Dissent

Pursuant to the Interim Order, each registered Non-Voting Shareholder may exercise rights of dissent (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA as modified by this Article 3 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement, provided that the written notice of dissent to the Arrangement Resolution contemplated by Section 242 of the BCBCA must be notified to and received by the Company (c/o Farris, Vaughan, Wills & Murphy LLP, Barristers & Solicitors, 2500 — 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3 Attention: Robert S. Anderson Q.C.) at least two days before the meeting of Non-Voting Shareholders. Non-Voting Shareholders who duly exercise such rights of dissent and who:

(a)           are ultimately determined to be entitled to be paid fair value, for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have irrevocably transferred such Dissenting Shares to the Company pursuant to Section 2.2(a), in consideration for the right to receive such fair value; or

(b)           are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Non-Voting Shareholder who has not exercised Dissent Rights, as at and from the Effective Time and such Non-Voting Shares shall be exchanged and deemed to have been exchanged into Common Shares as set forth in Section 2.2(b);

but in no case will the Company or any other person be required to recognize such holders as holders of Non-Voting Shares after the completion of the steps set forth in Section 2.2(a) or 2.2(b), as applicable, and each Dissenting Shareholder will cease to be entitled to the rights of a shareholder in respect of the Non-Voting Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Non-Voting Shares as and from the completion of the steps in Section 2.2(a) or 2.2(b), as applicable. For greater certainty, and in addition to any other restriction under Division 2 of Part 8 of the BCBCA, Non-Voting Shareholders (i) who vote, or who have instructed a proxy holder to vote, in favour of the Arrangement Resolution, shall not be entitled to exercise Dissent Rights and (ii) may not exercise the Dissent Rights in respect of only a portion of the Non-Voting Shares in respect of which Dissent Rights are exercised.

ARTICLE 4
DRS ADVICE

4.1          Non-Voting Shares

(a)           After the close of business (MDT) on the DRS Record Date, certificates formerly representing Non-Voting Shares (other than Dissenting Shares) shall be cancelled and considered null and void and shall no longer be of any value.

(b)           As promptly as practicable following the Effective Time and to the extent applicable, the Company shall issue and shall deliver or cause to be delivered to and upon the written order of each holder of record of Non-Voting Shares at the close of business (MDT) on the DRS Record Date (other than (i) Dissenting Shareholders and (ii) Shareholders who are participants in the Company DRISP in respect of Non-Voting Shares held by Computershare Investor Services Inc., the plan agent, in such participants’ accounts on such date) a DRS Advice which will state the total number of Common Shares that such Non-Voting Shareholder is entitled to receive as a result of the exchange of his or her Non-Voting Shares. Shareholders who are participants in the Company DRISP will be sent quarterly statements of the Common Shares held by Computershare Investor Services Inc., as plan agent, in such participants’ accounts in accordance with the Company DRISP, as amended and restated pursuant to the Arrangement.

(c)           Following the close on the DRS Record Date, holders of record of Non-Voting Shares at the close of business (MDT) on the DRS Record Date (other than Dissenting Shareholders) shall have the right to receive a physical share certificate by making a request to Computershare by following the instructions on the DRS Advice issued in the name of, or in such name or names as may be directed by, such holder representing the number of Common Shares to which such holder is entitled.

ARTICLE 5
AMENDMENTS

5.1          Amendments to Plan of Arrangement

(a)           The Company reserves the right to alter, amend, modify, restate or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such alteration, amendment, modification, restatement or supplement must be (i) set out in writing, (ii) filed with the Court and, if made following the Company Meetings, approved by the Court and (iii) communicated to or approved by the Company Securityholders subject to the requirements of the Interim Order.

(b)           Any alteration, amendment, modification, restatement or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meetings with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the applicable Company Meeting (subject to the requirements of the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)           Any alteration, amendment, modification, restatement or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meetings will be effective only if such alteration, amendment, modification, restatement or supplement, if required by the Court or applicable law, is consented to by Company Securityholders voting in the manner directed by the Court.

(d)           Notwithstanding anything to the contrary contained herein, any alteration, amendment, modification, restatement or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Company provided that it concerns a matter which, in the reasonable opinion of the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Company Securityholder.

(e)           This Plan of Arrangement may be withdrawn and the Company may not proceed with the Arrangement prior to the Effective Time in accordance with the Arrangement Resolution.

ARTICLE 6
WITHHOLDING

The Company or Computershare, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable to any Dissenting Shareholder such amount as the Company or Computershare, as applicable, is required to deduct and withhold under the Income Tax Act (Canada), or any provision of federal, provincial, territorial, state, local or foreign tax law with respect to the payment of any dividend (including deemed dividends) or any consideration to a Dissenting Shareholder under this Plan of Arrangement. To the extent that amounts are so withheld by the Company or Computershare, as applicable, such withheld amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to the

Dissenting Shareholders in respect of which such deduction and withholding was made by the Company or Computershare, as applicable.

ARTICLE 7
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, the Company will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.